SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   SCHEDULE 13
                                 (Rule 13d-l02)

                 Information to be included in statements filed
                     pursuant to rules 13d-l(b) and (c) and
                      amendments thereto filed pursuant to
13d-2(b)

                               (Amendment No. 4) *



                                QCF Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   746924 10 9
                                 (CUSIP Number)







     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise Subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act ( however, see the Notes).











     Page 1 of 14 pages

CUSIP NO. 746924 10 9           13G                        Page 2 of 14 Pages



-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON: QCF Bancorp, Inc. Employee Stock Ownership Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          41-1796789
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)

                                                                  (b)     X
-------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
------------------------------------------------------------------------------
           NUMBER OF      5          SOLE VOTING POWER               0
            SHARES

           BENEFICIALLY   6          SHARED VOTING POWER       140,132
            OWNED BY

             EACH         7          SOLE DISPOSITIVE POWER          0
           REPORTING


            PERSON        8          SHARED DISPOSITIVE POWER  140,132
             WITH
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     140,132
------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           12.18%
------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         EP
-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9          13G                        Page 3 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Queen City Federal Savings Bank 401k
                                     Profit Sharing Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   41-0836777
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)        X
------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
------------------------------------------------------------------------------
           NUMBER OF     5       SOLE VOTING POWER                  0
            SHARES

         BENEFICIALLY
            OWNED BY     6       SHARED VOTING POWER           77,717


             EACH        7       SOLE DISPOSITIVE POWER             0
           REPORTING
            PERSON       8       SHARED DISPOSITIVE POWER      77,717
             WITH
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       77,717
-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           6.75%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         EP
-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9           13G                        Page 4 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: QCF Bancorp, Inc. 1995 Stock Option
                                     and Incentive Plan

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    41-1796789
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)

                                                      (b)     X
-------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Minnesota
------------------------------------------------------------------------------

           NUMBER OF   5   SOLE VOTING POWER                      0
            SHARES

         BENEFICIALLY
           OWNED BY    6   SHARED VOTING POWER              278,011

             EACH      7   SOLE DISPOSITIVE POWER                 0
           REPORTING

            PERSON     8   SHARED DISPOSITIVE POWER         278,011
             WITH
-------------------------------------------------------------------------------
9   AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     278,011
-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            24.16%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         EP
-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9           13G                       Page 5 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Peter J. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)

                                                                (b)
------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-----------------------------------------------------------------------------
           NUMBER OF     5      SOLE VOTING POWER                  14,993
            SHARES

         BENEFICIALLY    6      SHARED VOTING POWER               380,233
          OWNED BY

            EACH         7      SOLE DISPOSITIVE POWER             14,993
         REPORTING

           PERSON        8      SHARED DISPOSITIVE POWER          380,233
            WITH
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    395,226
------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          34.3%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9           13G                        Page 6 of 14 Pages


-----------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Kevin E. Pietrini

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)

                                                        (b)
------------------------------------------------------------------------------
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE

           United States of America

-------------------------------------------------------------------------------
           NUMBER OF
             SHARES           5   SOLE VOTING POWER                 89,071


          BENEFICIALLY
             OWNED BY         6   SHARED VOTING POWER              102,222

              EACH            7   SOLE DISPOSITIVE POWER            89,071
          REPORTING

            PERSON            8   SHARED DISPOSITIVE POWER         102,222
             WITH
-------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      191,293
-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            16.6%
------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
-----------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                  13G                  Page 7 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: John A. Trenti

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          ###-##-####
-------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)

                                                            (b)
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
------------------------------------------------------------------------------

          NUMBER OF
            SHARES            5   SOLE VOTING POWER                11,631

         BENEFICIALLY         6   SHARED VOTING POWER             380,233
           OWNED BY

             EACH             7   SOLE DISPOSITIVE POWER           11,631
          REPORTING

            PERSON            8   SHARED DISPOSITIVE POWER        380,233
             WITH
-----------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     391,864
-----------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         34.1%
------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                    Page 8 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Daniel F. Schultz

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
-----------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a)

                                                              (b)
------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
------------------------------------------------------------------------------
           NUMBER OF
            SHARES           5  SOLE VOTING POWER             74,257

         BENEFICIALLY        6  SHARED VOTING POWER           77,717
           OWNED BY

            EACH             7  SOLE DISPOSITIVE POWER        74,257
         REPORTING

           PERSON            8  SHARED DISPOSITIVE POWER      77,717
            WITH
------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     151,974
-------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           13.2%
------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
----------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 746924 10 9                13G                    Page 9 of 14 Pages


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: John C. Pearsall

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)

                                                           (b)
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE  OF  ORGANIZATION

           United States of America
------------------------------------------------------------------------------
           NUMBER OF      5    SOLE VOTING POWER                   17,999
            SHARES

         BENEFICIALLY     6    SHARED VOTING POWER                278,011
           OWNED BY

            EACH          7    SOLE DISPOSITIVE POWER              17,999
          REPORTING

           PERSON         8    SHARED DISPOSITIVE POWER           278,011
            WITH
------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     296,010
------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                           25.7%
-------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                         IN
-------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                       Page 10 of 14 Pages

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)         Name of Issuer.
         QCF Bancorp, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.
         501 Chestnut
         P. O. Box 1147
         Virginia, MN 55792

Item 2(a)         Name of Person(s) Filing.
     QCF Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), Queen City Federal Savings Bank 401k Profit Sharing Plan ("401k Plan"), QCF Bancorp, Inc. 1995 Stock Option and Incentive Plan ("Option Plan"), and the following individuals who serve as trustees of the separate trusts established under the ESOP, the 401k Plan, and the Option Plan: Peter J. Johnson, Kevin E. Pietrini, John A. Trenti, Daniel F. Schultz, and John C. Pearsall.

Item 2(b)         Address of Principal Business Office.
         Same as Item 1(b).

     Item 2(c)  Citizenship.
     See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d)         Title of Class of Securities.
         Common Stock, par value $.01 per share.

     Item 2(e) CUSIP Number. See the upper left corner of the second part of the cover page provided for each reporting person.

Item 3.                    Check whether the person filing is a:

     (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the
     Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable. This Schedule l3G is being filed on behalf of the ESOP, the 40lK Plan, and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the plans, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

                                                          Page 11 of 14 pages

     Item 4. Ownership. (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

     Item 5. Ownership of Five percent or Less of A Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

     Item 6. Ownership of More than Five Percent on Behalf of Another Person. Pursuant to Section 13.7 of the ESOP, QCF Bancorp, Inc., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP Trust.

     Pursuant to the terms of the Option Plan and its associated trust agreement, the Option Plan's trustees have the power to direct the receipt of dividends on shares held in the Option Plan trust.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

     Item 8. Identification and Classification of Members of the Group. Not applicable..

Item 9.                    Notice of Dissolution of Group.
         Not applicable.

Item 10.          Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                           Page 12 of 14 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QCF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:



/s/ Peter J. Johnson                         February 11, l999
Peter J. Johnson, as Trustee


/s/ Kevin E. Pietrini                        February l1, l999
Kevin E. Pietrini, as Trustee


/s/John A. Trenti                            February l1, l999
John A. Trenti, as Trustee

/s/ Peter J. Johnson                         February l1, l999
Peter J. Johnson, as an Individual
   Stockholder


/s/ Kevin E. Pietrini                        February l1, l999
Kevin E. Pietrini, as an Individual
   Stockholder


/s/ John A. Trenti                           February l1, l999
John A. Trenti, as an Individual
   Stockholder

QUEEN CITY FEDERAL SAVINGS BANK
401k PROFIT SHARING PLAN

By Its Trustee:



/s/ Daniel F. Schultz                        February 13, l999
Daniel F. Schultz, as Trustee



/s/ Daniel F. Schultz                        February l1, l999
Daniel F. Schultz, as an Individual
   Stockholder

                                                       Page 13 of 14 Pages


QCF BANCORP, INC.
1995 STOCK OPTION AND INCENTIVE PLAN



By Its Trustees:



/s/ Peter J. Johns                          February l1, l999
Peter J. Johnson, as Trustee


/s/ John C. Pearsall                        February l1, l999
John C. Pearsall, as Trustee


/s/ John A. Trenti                          February l1, l999
John A. Trenti, as Trustee


/s/ Peter J. Johnson                        February l1, l999
Peter J. Johnson, as an Individual
   Stockholder

/s/ John C. Pearsall                        February l1, l999
John C. Pearsall, as an Individual
   Stockholder


/s/ John A. Trenti                          February l1, l999
John A. Trenti, as an Individual
   Stockholder

                                                         Page 14 of 14 Pages



Exhibit A


                       Identification of Members of Group

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (I) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. The trustee of the 401k Plan has voting and investment powers as to the 401k Plan's investment in shares of common stock of the issuer, as directed by the plan participants. Under the Option Plan's trust agreement, the trustees have sole discretion as to the investment of trust assets and exercise voting rights with respect to common stock of the issuer in accordance with the terms and conditions for the exercise of voting rights of unallocated shares under the ESOP. Overall, the trustees of the ESOP, the 401k Plan, and the Option Plan must exercise their voting and dispositive powers with respect to the assets, including common stock of the issuer, held by the plans in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.